                                                                      EXHIBIT 99

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (UNAUDITED)

                                                        THREE MONTHS ENDED       NINE MONTHS ENDED
                                                          SEPTEMBER 30,            SEPTEMBER 30,
                                                       --------------------    ----------------------
                                                         1996        1995        1996         1995
                                                       --------    --------    ---------    ---------
                                                       (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues
  Net sales
     Outside customers..............................   $2,590.8    $2,341.6    $ 7,560.9    $ 6,850.3
     General Motors and affiliates..................    1,219.3     1,126.7      3,895.4      3,893.3
  Other income (loss) -- net (Note 2)...............       12.5       (27.0)       165.5          0.1
                                                       --------    --------    ---------    ---------
       Total Revenues...............................    3,822.6     3,441.3     11,621.8     10,743.7
                                                       --------    --------    ---------    ---------
Costs and Expenses
  Cost of sales and other operating charges,
     exclusive of items listed below................    2,890.5     2,694.5      8,781.6      8,301.3
  Selling, general, and administrative expenses.....      383.6       289.2      1,041.9        837.9
  Depreciation and amortization.....................      146.7       114.6        407.9        355.6
  Amortization of GM purchase accounting adjustments
     related to Hughes Aircraft Company (Note 4)....       30.5        31.0         91.7         92.9
  Interest expense -- net...........................        5.1         1.4         11.7          5.8
                                                       --------    --------    ---------    ---------
       Total Costs and Expenses.....................    3,456.4     3,130.7     10,334.8      9,593.5
                                                       --------    --------    ---------    ---------
Income before Income Taxes..........................      366.2       310.6      1,287.0      1,150.2
Income taxes........................................      144.7       121.6        508.4        465.8
                                                       --------    --------    ---------    ---------
Net Income..........................................      221.5       189.0        778.6        684.4
Adjustments to exclude the effect of GM purchase
  accounting adjustments related to Hughes Aircraft
  Company (Notes 2 and 4)...........................       30.5        67.1         91.7        129.0
                                                       --------    --------    ---------    ---------
Earnings Used for Computation of Available Separate
  Consolidated Net Income...........................   $  252.0    $  256.1    $   870.3    $   813.4
                                                       ========    ========    =========    =========
Available Separate Consolidated Net Income (Note 4)
  Average number of shares of GM Class H Common
     Stock outstanding (in millions) (Numerator)....       98.8        95.9         98.2         95.2
  Class H dividend base (in millions)
     (Denominator)..................................      399.9       399.9        399.9        399.9
  Available Separate Consolidated Net Income........   $   62.3    $   61.4    $   213.5    $   193.5
                                                       ========    ========    =========    =========
     Net earnings attributable to General Motors
       Class H Common Stock on a per share basis
       (Note 4).....................................      $0.63       $0.64        $2.18        $2.03
                                                       ========    ========    =========    =========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                       SEPTEMBER 30,
                                                                           1996         DECEMBER 31,
                                                                        (UNAUDITED)         1995
                                                                       -------------    ------------
                                                                           (DOLLARS IN MILLIONS
                                                                         EXCEPT PER SHARE AMOUNT)
ASSETS
Current Assets
  Cash and cash equivalents.........................................     $ 1,081.7       $  1,139.5
  Accounts and notes receivable
     Trade receivables (less allowances)............................       1,211.9          1,235.6
     General Motors and affiliates..................................         111.9            146.7
  Contracts in process, less advances and progress payments.........       2,478.6          2,469.2
  Inventories (less allowances)
     Productive material, work in process, and supplies.............       1,461.8          1,060.4
     Finished product...............................................         163.0            165.1
  Prepaid expenses, including deferred income taxes.................         606.7            594.3
                                                                         ---------        ---------
       Total Current Assets.........................................       7,115.6          6,810.8
Property -- Net.....................................................       2,863.8          2,739.2
Telecommunications and Other Equipment -- Net.......................       1,110.4          1,175.1
Intangible Assets, net of amortization..............................       3,497.5          3,573.7
Investments and Other Assets, including deferred income taxes --
  principally at cost (less allowances).............................       1,626.3          1,675.6
                                                                         ---------        ---------
Total Assets........................................................     $16,213.6       $ 15,974.4
                                                                         =========        =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable
     Outside........................................................     $   847.8       $    748.7
     General Motors and affiliates..................................          19.4             52.2
  Advances on contracts.............................................         985.7            893.7
  Notes and loans payable...........................................         244.1            432.5
  Income taxes payable..............................................         132.2            190.8
  Accrued liabilities...............................................       1,868.7          1,990.9
                                                                         ---------        ---------
       Total Current Liabilities....................................       4,097.9          4,308.8
                                                                         ---------        ---------
Long-Term Debt and Capitalized Leases...............................          36.2            258.8
                                                                         ---------        ---------
Postretirement Benefits Other Than Pensions (Note 5)................       1,651.1          1,610.6
                                                                         ---------        ---------
Other Liabilities, Deferred Income Taxes, and Deferred Credits......       1,402.5          1,270.5
                                                                         ---------        ---------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10 par value) and
     additional paid-in capital.....................................       6,346.3          6,338.1
  Net income retained for use in the business.......................       2,814.5          2,323.9
                                                                         ---------        ---------
       Subtotal.....................................................       9,160.8          8,662.0
  Minimum pension liability adjustment..............................        (108.6)          (108.6)
  Accumulated foreign currency translation adjustments..............         (26.3)           (27.7)
                                                                         ---------        ---------
       Total Stockholder's Equity...................................       9,025.9          8,525.7
                                                                         ---------        ---------
Total Liabilities and Stockholder's Equity..........................     $16,213.6       $ 15,974.4
                                                                         =========        =========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                                            --------------------
                                                                              1996        1995
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Net Cash Provided by Operating Activities................................   $  844.3    $  739.5
                                                                            --------    --------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired..........................      (28.7)     (168.2)
  Expenditures for property and special tools............................     (485.0)     (361.3)
  Increase in telecommunications and other equipment.....................     (145.5)      (96.2)
  Proceeds from sale and leaseback of satellite transponders with General
     Motors Acceptance Corporation.......................................      252.0          --
  Proceeds from disposal of property.....................................       60.9        56.3
  Proceeds from sale of investments and businesses.......................         --        23.7
  Decrease (increase) in notes receivable................................        5.7       (32.3)
                                                                            --------    --------
     Net Cash Used in Investing Activities...............................     (340.6)     (578.0)
                                                                            --------    --------
Cash Flows from Financing Activities
  Net decrease in notes and loans payable................................     (397.2)      (65.8)
  Increase in long-term debt.............................................       12.8        28.0
  Decrease in long-term debt.............................................      (26.6)      (15.8)
  Proceeds from sale of minority interest in subsidiary..................      137.5          --
  Cash dividends paid to General Motors..................................     (288.0)     (276.0)
                                                                            --------    --------
     Net Cash Used in Financing Activities...............................     (561.5)     (329.6)
                                                                            --------    --------
Net decrease in cash and cash equivalents................................      (57.8)     (168.1)
Cash and cash equivalents at beginning of the period.....................    1,139.5     1,501.8
                                                                            --------    --------
Cash and cash equivalents at end of the period...........................   $1,081.7    $1,333.7
                                                                            ========    ========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and notes thereto included in General Motors' 1995 Annual Report on Form 10-K, as amended, the unaudited financial information relating to Hughes filed as Exhibit 99(b) and Exhibit 99 in General Motors' Quarterly Reports dated March 31, 1996 and June 30, 1996, respectively, and Current Reports on Form 8-K filed subsequent to the filing date for the General Motors' 1995 Annual Report on Form 10-K.

NOTE 2.

     Other income (loss) -- net for the nine months ended September 30, 1996 includes a $120.3 million pre-tax gain from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T. The three and nine month periods ended September 30, 1995 include a $76.1 million charge for estimated losses on disposition of certain non-strategic business units including $36.1 million from the write-off of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company and $35.9 million of revenue earned for providing services to GM.

NOTE 3.

     On September 20, 1996, Hughes and PanAmSat Corporation entered into an agreement to merge their respective satellite services operations into a new publicly-held company. Immediately after the merger, Hughes will own 71.5% and current PanAmSat stockholders will own 28.5% of the new company. The PanAmSat stockholders will also receive cash of $1.5 billion. The transaction is contingent upon obtaining regulatory approvals and is expected to close in 6 to 12 months.

NOTE 4.

     Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the three months ended September 30, 1996 and 1995.

     The denominator used to determine the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Restated Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED
                                  (UNAUDITED)

NOTE 4. -- CONCLUDED
purchased by Hughes, and to increase as such shares are used, at Hughes expense, for Hughes employee benefit plans or acquisitions.

     Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay quarterly cash dividends at an annual rate approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year.

NOTE 5.

     Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

NOTE 6.

     As previously reported, Hughes has maintained a suit against the U.S. Government since September 1973, regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On June 17, 1994, the U.S. Court of Claims awarded Hughes damages of $114 million. Because Hughes believed that the record supported a higher royalty rate, it appealed that decision. The U.S. Government, contending that the award was too high, also appealed. On June 19, 1996, the Court of Appeals for the Federal Circuit affirmed the decision of the Court of Claims which awarded Hughes $114 million in damages, together with interest. The U.S. Government petitioned the Court of Appeals for the Federal Circuit for a rehearing. That petition was denied in October of 1996. The U.S. Government has the option of petitioning the U.S. Supreme Court for certiorari prior to January 15, 1997. In the opinion of management of Hughes, there is a reasonable possibility that this matter could be resolved in the near term. While no amount has been recorded in the financial statements of Hughes to reflect the $114 million award, a resolution of this matter could result in a gain that would be material to the earnings of General Motors attributable to Class H common stock.

                                  * * * * * *

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following management's discussion and analysis should be read in conjunction with the management's discussion and analysis included in GM's 1995 Annual Report to the SEC on Form 10-K, as amended, (the 1995 Form 10-K), the management's discussion and analysis relating to Hughes included in Exhibit 99(b) and Exhibit 99 to GM's Quarterly Reports on Form 10-Q dated March 31, 1996 and June 30, 1996, respectively, and Current Reports on Form 8-K filed subsequent to the filing date for the 1995 Form 10-K. In addition, the following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 47).

     Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes intends to pursue to achieve the strategic objectives for each of its three principal business segments constitute forward-looking information. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from the forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, GM's global sourcing strategy with respect to automotive electronics, General Motors' North American Operations (GM NAO) volumes, technological risk and interruptions to production attributable to causes outside Hughes' control.

RESULTS OF OPERATIONS

     Hughes reported 1996 third quarter earnings, before the effects of purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company, of $252.0 million, a slight decrease from the $256.1 million reported in the third quarter of 1995. Earnings per share of GM Class H common stock decreased to $0.63 per share from $0.64 per share in the third quarter of 1995.

     For the first nine months of 1996, net income increased 7.0% to $870.3 million compared with $813.4 million reported in the same period in 1995. Earnings per share increased 7.4% to $2.18 from $2.03 per share in the first nine months of 1995.

     Revenues for the third quarter of 1996 were $3,822.6 million, a 9.9% increase from the $3,477.4 million reported in the third quarter of 1995. Revenues for the first nine months of 1996 increased to $11,621.8 million, a 7.8% increase over the $10,779.8 million reported in the same period of 1995. Costs and expenses as a percentage of revenues increased slightly to 89.6% from 89.1% in the third quarter of 1995. For the nine months ended September 30, 1996, costs and expenses as a percentage of revenues remained at 88.1%, unchanged from the comparable period in 1995. Income taxes were $144.7 million, or 36.5% of income before income taxes, for the quarter compared with $121.6 million, or 32.2% of income before income taxes, in the comparable quarter of 1995. For the first nine months of 1996, income taxes were $508.4 million, or 36.9% of income before income taxes, compared with $465.8 million, or 36.4% of income before income taxes, in the comparable 1995 period.

     Operating profit was $389.3 million for the third quarter, a 5.2% increase from the operating profit of $370.0 million reported during the comparable period in 1995. The operating profit margin on the same basis was 10.2% for the quarter compared with 10.7% in the third quarter of 1995. Operating profit for the first nine months of 1996 was $1,224.9 million, a 1.9% decrease from the $1,248.8 million in the same period last year. The operating profit margin on the same basis for the first nine months of 1996 was 10.7% compared with 11.6% in the prior year's period.

     Each of Hughes' three business segments contributed to the increased third quarter revenues. The Telecommunications and Space segment accounted for the majority of the growth due to increased commercial satellite manufacturing sales and continued DIRECTV subscriber growth. In addition, the Automotive Electronics segment also contributed to the increase in revenues due to international sales growth and higher GM North American production volumes. The increase in operating profit was attributable to the overall revenue growth as well as the return to profitability in September of Hughes' in-flight entertainment subsidiary, Hughes-Avicom International, Inc. The slight decline in earnings was primarily due to the higher effective tax rate in the third quarter of 1996 which more than offset the improvement in operating profit.

     For the first nine months of 1996, the revenue growth was primarily the result of increased Telecommunications and Space segment revenues driven by DIRECTV subscriber growth, a gain recognized in the first quarter of 1996 from the sale of a 2.5% equity interest in DIRECTV to AT&T, and higher sales of commercial satellites. Aerospace and Defense Systems segment revenues were also higher in the first nine months of 1996 principally due to the December 1995 acquisition of Hughes Defense Communications (formerly Magnavox Electronic Systems Company)(Magnavox). The Automotive Electronics segment accounted for the majority

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS -- CONTINUED
of the decline in operating profit and operating profit margin primarily due to lower first quarter GM production volumes related to a 17-day strike at two GM component plants and continued price reductions. The earnings improvement was primarily due to the gain recognized from the sale of 2.5% of DIRECTV to AT&T.

     The Automotive Electronics segment reported revenues for the quarter of $1,275.2 million, an increase of 8.7% from revenues of $1,173.3 million for the same period in 1995. The increase reflects a 29.7% increase in international and non-GM sales (from $182 million to $236 million) and a 7.6% increase in GM vehicles produced in the United States and Canada (excluding joint ventures) which more than offset a small decline in Hughes-supplied electronic dollar content in these vehicles(from $910 per vehicle to $900 per vehicle). Operating profit increased 10.2% in the third quarter to $166.3 million from $150.9 million for the comparable period in 1995. The improvement was primarily due to increased production volumes and continued cost reduction efforts partially offset by price reductions resulting from competitive pricing in connection with GM's global sourcing initiative and the impact from continued investment in international expansion. Third quarter operating profit margin was unchanged from last year's 13.1%.

     During the fourth quarter, work stoppages by both the CAW and UAW caused General Motors to cease production at various facilities. These work stoppages are expected to have an unfavorable impact on earnings of the Automotive Electronics segment amounting to approximately $45 million after-tax, or $0.11 per share of GM Class H common stock. In addition, the new UAW labor agreement includes lump sum payments which will result in a charge against 1996 fourth quarter earnings for the Automotive Electronics segment of approximately $7 million after-tax, or $0.02 per share of GM Class H common stock.

     As the principal supplier of automotive electronics to GM NAO, Hughes' sales of automotive electronics will continue to be heavily dependent on General Motors production of vehicles in North America, the level of Hughes-supplied electronic content per vehicle, the price of such electronics, and the competitiveness of Hughes' product offerings. In this regard, it is anticipated that competition through GM's global purchasing process will negatively impact Hughes' sales to GM NAO and result in a decline in the portion of GM NAO automotive electronics supplied by Hughes. The segment's strategy is to aggressively reduce costs in order to minimize the effect of continuing price reductions and to manage the loss of GM NAO market share by offering competitive products which increase electronic functionality through a focus on safety, security, communications, and convenience. The segment will also seek to improve its systems capability and cost competitiveness both internally and by developing key design, manufacturing and marketing alliances and other relationships with mechanical and electrical automotive component suppliers.

     The international market for automotive electronic products is also highly competitive. The segment has refined its strategy for this market to focus on profitability as well as increased market share, and accordingly, will seek to enhance the cost competitiveness of its international operations.

     The competitive environment described above will make it increasingly difficult to maintain the current level of operating profit margins in this segment. Beyond 1996, operating margins are expected to decrease as price and volume declines associated with GM's global sourcing initiatives more than offset Hughes' ability to achieve cost reductions. In response to the increased pressure on margins and to enhance future competitiveness, management will take action to reduce the cost structure of the business. As a result of the operating factors described above, operating margins are expected to decline to low double digits, as compared to full year operating margins of 15.9%, 15.4%, and 14.0% in 1995, 1994, and 1993, respectively.

     The Telecommunications and Space segment revenues for the quarter were $1,001.8 million, an increase of 31.4% over revenues of $762.6 million reported in the prior year's third quarter. The growth was principally due to increased commercial satellite manufacturing sales and continued DIRECTV subscriber growth.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS -- CONCLUDED
Operating profit in the third quarter decreased 5.6% to $62.0 million compared with $65.7 million reported in the same period in 1995. This decline was primarily the result of operating losses related to the commencement of DIRECTV service in Latin America and increased DIRECTV marketing expenses in the United States which were partially offset by profits on higher commercial satellite manufacturing sales. As a result, third quarter operating profit margin was 6.2% compared with 8.9% reported in 1995.

     The global telecommunications industry is experiencing a period of rapid growth and change providing industry participants with many opportunities for strategic growth as well as vigorous competition. The Telecommunications and Space segment intends to continue to expand its offerings from being primarily a supplier of hardware to becoming a provider of hardware and video, voice, and data services worldwide. This strategy requires significant current and future investment in order to maintain and enhance the segment's competitive position with respect to existing products and to take advantage of the growth opportunities presented, as well as the formation of strategic alliances to compete in the very competitive global marketplace.

     The Aerospace and Defense Systems segment third quarter 1996 revenues were $1,525.2 million, a slight increase over revenues of $1,517.0 million reported in the same period in 1995. The growth was principally due to additional revenues resulting from the December 1995 acquisition of Magnavox, which were partly offset by lower production rates on several missile programs. Operating profit for the period declined 6.5% to $167.1 million compared with $178.7 million for the third quarter of 1995. The operating profit margin in the period declined to 10.9% from 11.9% in the third quarter of 1995 primarily due to a continued shift from production programs to engineering and development programs, and growth in information systems and services revenues.

     The continuing consolidation of businesses in the defense industry is resulting in increased competitive pressures for the Aerospace and Defense Systems segment that could impact future operating results. In response to this environment, the Hughes strategy is to strengthen its leadership positions through acquisitions, consolidations, realignments, and divestitures, strive to be the low-cost provider, use technology to capture market share, expand international sales, and broaden its customer base.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at September 30, 1996 were $1,081.7 million, a decrease of $57.8 million from the $1,139.5 million reported at December 31, 1995. Net cash provided by operating activities for the nine months ended September 30, 1996 of $844.3 million was more than offset by cash used in investing and financing activities. Net cash used in investing activities was primarily attributable to capital expenditures of $485.0 million and an increase in telecommunications and other equipment of $145.5 million, offset by proceeds from the sale and leaseback of satellite transponders with General Motors Acceptance Corporation of $252.0 million. Net cash used in financing activities included the repayment of a $302.7 million note payable related to the 1995 acquisition of Magnavox, repayment of an $85.0 million term loan to GM and cash dividends paid to General Motors of $288.0 million, partially offset by cash proceeds from the sale of a minority interest in DIRECTV of $137.5 million.

     As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) increased to 1.74 at September 30, 1996 from 1.58 at December 31, 1995. Working capital increased to $3,017.7 million at September 30, 1996 from $2,502.0 million at December 31, 1995.

     Capital expenditures, including expenditures for telecommunications and other equipment, were $627.6 million through September 30, 1996, compared with $508.9 million for the comparable period in 1995.

     Notes and loans payable decreased from $432.5 million at December 31, 1995 to $244.1 million at September 30, 1996. The decrease is primarily due to the repayment of the $302.7 million note payable related

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

               MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONCLUDED

LIQUIDITY AND CAPITAL RESOURCES -- CONCLUDED to the 1995 acquisition of Magnavox and repayment of an $85.0 million term loan to GM in August 1996, offset in part by the reclassification of $208.0 million of debt from non-current to current. This reclassification of debt also caused long-term debt and capitalized leases to decrease from $258.8 million at December 31, 1995 to $36.2 million at September 30, 1996. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 0.6% at September 30, 1996 from 4.4% at December 31, 1995.

     Cash flows in 1997 and beyond are expected to be negatively impacted by a change in the credit terms between Hughes and GM NAO for purchases of automotive electronics. In the past, GM has paid its internal suppliers for product shipments upon billing. This policy is being changed such that Hughes and GM NAO will implement 30-day net credit terms. Such terms will be comparable to those given to GM's non-affiliated suppliers and will be phased-in during the next four years.

SECURITY RATINGS

     On October 7, 1996, Standard and Poor's Corporation (S&P) affirmed its long-term debt and commercial paper ratings for Hughes and revised its outlook from stable to developing as a result of the uncertainty with respect to General Motors' investment strategy related to Hughes. S&P indicated that the developing outlook reflects the possibility that if a significant change in the relationship between General Motors and Hughes were to occur, the credit quality of Hughes could be either favorably or adversely affected, depending upon the nature of the transaction pursued.

     On November 14, 1996, S&P affirmed the ratings for Hughes and indicated that the ratings outlook for Hughes remains developing.

                               SUPPLEMENTAL DATA

     The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 4 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of these intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $30.5 million and $31.0 million for the third quarters of 1996 and 1995, respectively. In addition, the third quarter of 1995 includes the write-off of an additional $36.1 million of purchase accounting adjustments associated with the disposition of several nonstrategic business units. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1 2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,754.1 million at September 30, 1996 and $2,845.8 million at December 31, 1995.

     In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                       SUMMARY PRO FORMA FINANCIAL DATA*
                                  (UNAUDITED)

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                        THREE MONTHS ENDED       NINE MONTHS ENDED
                                                          SEPTEMBER 30,            SEPTEMBER 30,
                                                       --------------------    ----------------------
                                                         1996        1995        1996         1995
                                                       --------    --------    ---------    ---------
                                                       (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Total Revenues......................................   $3,822.6    $3,477.4    $11,621.8    $10,779.8
Total Costs and Expenses............................    3,425.9     3,099.7     10,243.1      9,500.6
                                                       --------    --------    ---------    ---------
Income before Income Taxes..........................      396.7       377.7      1,378.7      1,279.2
Income taxes........................................      144.7       121.6        508.4        465.8
                                                       --------    --------    ---------    ---------
Earnings Used for Computation of Available Separate
  Consolidated Net Income...........................   $  252.0    $  256.1    $   870.3    $   813.4
                                                       ========    ========    =========    =========
Earnings Attributable to General Motors Class H
  Common Stock on a Per Share Basis.................      $0.63       $0.64        $2.18        $2.03
                                                       ========    ========    =========    =========

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                       SEPTEMBER 30,    DECEMBER 31,
                                                                           1996             1995
                                                                       -------------    ------------
                                                                           (DOLLARS IN MILLIONS)
ASSETS
Total Current Assets................................................     $ 7,115.6       $  6,810.8
Property -- Net.....................................................       2,863.8          2,739.2
Telecommunications and Other Equipment -- Net.......................       1,110.4          1,175.1
Intangible Assets, Investments, and Other Assets -- Net.............       2,369.7          2,403.5
                                                                         ---------        ---------
Total Assets........................................................     $13,459.5       $ 13,128.6
                                                                         =========        =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities...........................................     $ 4,097.9       $  4,308.8
Long-Term Debt and Capitalized Leases...............................          36.2            258.8
Postretirement Benefits Other Than Pensions, Other Liabilities, and
  Deferred Credits..................................................       3,053.6          2,881.1
Total Stockholder's Equity**........................................       6,271.8          5,679.9
                                                                         ---------        ---------
Total Liabilities and Stockholder's Equity**........................     $13,459.5       $ 13,128.6
                                                                         =========        =========

-------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM
   Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

PRO FORMA SELECTED SEGMENT DATA

                                                  THREE MONTHS ENDED          NINE MONTHS ENDED
                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                                ----------------------      ----------------------
                                                  1996          1995          1996          1995
                                                --------      --------      --------      --------
                                                              (DOLLARS IN MILLIONS)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount......................................  $1,275.2      $1,173.3      $4,101.0      $4,154.3
  As a percentage of Hughes Revenues..........      33.4%         34.1%         35.3%         38.7%
Net Sales.....................................  $1,267.6      $1,155.2      $4,068.0      $4,090.6
Operating Profit(1)...........................  $  166.3      $  150.9      $  562.0      $  655.1
Operating Profit Margin(2)....................      13.1%         13.1%         13.8%         16.0%
Depreciation and Amortization.................  $   48.2      $   29.4      $  147.5      $  115.7
Capital Expenditures..........................  $   53.5      $   71.6      $  155.9      $  182.4
TELECOMMUNICATIONS AND SPACE
Revenues
  Amount......................................  $1,001.8      $  762.6      $2,890.1      $2,156.7
  As a percentage of Hughes Revenues..........      26.2%         22.2%         24.9%         20.1%
Net Sales.....................................  $  993.9      $  737.6      $2,765.2      $2,145.6
Operating Profit(1)...........................  $   62.0      $   65.7      $  193.5      $  143.1
Operating Profit Margin(2)....................       6.2%          8.9%          7.0%          6.7%
Depreciation and Amortization(3)..............  $   53.9      $   47.7      $  141.8      $  125.8
Capital Expenditures(4).......................  $  109.3      $  102.8      $  344.9      $  246.2
AEROSPACE AND DEFENSE SYSTEMS
Revenues
  Amount......................................  $1,525.2      $1,517.0      $4,548.0      $4,334.5
  As a percentage of Hughes Revenues..........      39.9%         44.1%         39.1%         40.3%
Net Sales.....................................  $1,529.3      $1,503.5      $4,543.5      $4,313.5
Operating Profit(1)...........................  $  167.1      $  178.7      $  486.4      $  495.8
Operating Profit Margin(2)....................      10.9%         11.9%         10.7%         11.5%
Depreciation and Amortization(3)..............  $   43.9      $   31.3      $  109.9      $   95.8
Capital Expenditures..........................  $   50.6      $   22.9      $  105.7      $   73.7
CORPORATE AND OTHER
Operating Loss(1).............................  $   (6.1)     $  (25.3)     $  (17.0)     $  (45.2)

-------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Excludes amortization of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $5.3 million in each of the third quarters and $15.9 million in each of the nine-month periods for the Telecommunications and Space segment; and $25.2 million in each of the third quarters and $75.6 million in each of the nine-month periods for the Aerospace and Defense Systems segment.

(4) Includes expenditures related to telecommunications and other equipment amounting to $38.7 million, $64.8 million, $142.6 million, and $147.6 million, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 SUMMARY PRO FORMA FINANCIAL DATA* -- CONCLUDED
                                  (UNAUDITED)

PRO FORMA SELECTED FINANCIAL DATA

                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                          SEPTEMBER 30,             SEPTEMBER 30,
                                                      ---------------------     ---------------------
                                                        1996         1995         1996         1995
                                                      --------     --------     --------     --------
                                                      (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Operating profit....................................  $  389.3     $  370.0     $1,224.9     $1,248.8
Income before income taxes..........................  $  396.7     $  377.7     $1,378.7     $1,279.2
Earnings used for computation of available separate
  consolidated net income...........................  $  252.0     $  256.1     $  870.3     $  813.4
Average number of GM Class H dividend base
  shares(1).........................................     399.9        399.9        399.9        399.9
Stockholder's Equity................................  $6,271.8     $5,515.0     $6,271.8     $5,515.0
Dividends per share of GM Class H common stock......     $0.24        $0.23        $0.72        $0.69
Working capital.....................................  $3,017.7     $2,862.5     $3,017.7     $2,862.5
Operating profit as a percent of net sales..........      10.2%        10.7%        10.7%        11.6%
Pre-tax income as a percent of net sales............      10.4%        10.9%        12.0%        11.9%
Net income as a percent of net sales................       6.6%         7.4%         7.6%         7.6%

-------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 98.8 million for the third quarter of 1996 and 95.9 million for the third quarter of 1995.

                                  * * * * * *